

August 6, 2015

Jennifer Xinzhe Li
Chief Financial Officer
Baidu, Inc.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re: Baidu, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your letter dated July 13, 2015 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 29, 2015.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 84

1.   We note your response to prior comment 1 and your representations regarding the main drivers of the operating margin change throughout 2014. Your Risk Factors disclose on page 16 that you rely on your Baidu Union members for a significant portion of your revenues and are critical to future revenue growth. While your response clarifies the

Union business is integrated using the same infrastructure as the Baidu properties, there is an additional cost incurred related to this revenue stream. Your disclosure quantifies the amount of TAC related to Union members, but does not provide a point of reference as to how much of the revenues earned are attributable to the Union business or provide transparency as to any trends or changes in the relative proportion of Union member revenues relative to TAC. Additionally, your disclosure does not provide a clear indication as to the significance of your Union business to the company's overall operations or the contribution of the Union business to revenue fluctuations. As previously requested, please tell us the amount or percentage of revenues generated through Union members for each of the periods presented. If there were significant variances in the relative revenue contribution from Union members or the revenue share ratios for the periods presented, please describe for us the factors contributing to such fluctuations.

Operating Costs and Expenses

Selling, General and Administrative Expenses, page 79

2.   We note your statements in the earnings calls for the second and third quarters of 2014 that you will continue to invest in the pre-installation on handsets and that in 2013, a majority of the marketing expenses were related to pre-installations. Please tell us what consideration you have given to disclosing the costs associated with pre-installations and tell us on a supplemental basis the amount of these costs for the periods presented.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cost of Revenues, page F-24

3.   You disclose that traffic acquisition costs are payments primarily based on revenue sharing arrangements under which the company pays its Baidu Union members and other business partners a percentage of the fees it earns from its online marketing customers. On page 85 you disclose that the increase in traffic acquisition costs in 2014 mainly reflected the increased contribution of contextual ads, Baidu Union promotion and Hao123 promotions through your network. Please describe for us the nature of these promotions and explain why these costs are presented within traffic acquisition costs. Tell us what consideration was given to disclosing the accounting principles, judgments, nature and types of cost associated with traffic acquisition costs as an accounting policy disclosure pursuant to ASC 235-10-50-3.b.

Jennifer Xinzhe Li
Baidu, Inc.
August 6, 2015
Page 3

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services